March 20, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Doris Stacey Gama

Re:  Artelo Biosciences, Inc.

Registration Statement on Form S-1 (File No. 333-294506) — Concurrence in Acceleration Request

Ladies and Gentlemen:

Craft Capital Management LLC (“Craft Capital”), solely acting as placement agent on a best-efforts basis in an offering pursuant to the Registration Statement on Form S-1 (File No. 333-294506) (the “Registration Statement”) filed by Artelo Biosciences, Inc. (the “Company”), hereby concurs in the request by the Company that the effective date of the above-referenced Registration Statement be accelerated to 5:00 p.m. Eastern Time on Tuesday, March 24, 2026, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act of 1933, as amended.  Craft Capital affirms that it is aware of its obligations under the Securities Act as they pertain to the best efforts offering pursuant to the Registration Statement.

Very truly yours,

CRAFT CAPITAL MANAGEMENT LLC

By: /s/ Mackey McFarlane

Name: Mackey McFarlane

Title: Head of Investment Banking

cc:  Morris Zarif, Esq., Zarif Law Group P.C.